UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

For the month of November 2006

STRATA OIL & GAS INC.

(Registrant’s Name)

918 16th Avenue NW, Suite 408

Calgary, Alberta, Canada, T2M O3K

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F [ X ]Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

Property Acquisition

On November 2, 2006, the Company entered into a series of leases with the government of the province of Alberta, Canada, pursuant to which the Company acquired the right to explore for potential oil sands opportunities on certain properties in the northern region of Alberta. The leases are known as Alberta Oil Sands Leases L0005, L0006, L0007, L0008, L0011, L0012, L0013, L0014 and L0015 (the “Leases”). The Leases were sold to the Company pursuant to a public auction held by the government of Alberta. In consideration, the Company paid to the Alberta government approximately CDN $488,700 (USD $440,000) upon entering into the Leases and agreed to pay to the Alberta government an annual payment of either CDN $3.50 per hectare or CDN $50, whichever is greater. The Leases are also subject to royalties payable to the government of Alberta. The royalty is calculated using a revenue-less-cost formula. In years prior to the recovery of the project’s capital investment, the royalty is 1% of gross revenue. Once the project costs have been recovered, the royalty is the greater of 1% of gross revenue or 25% of net revenue.

The Leases consist of a total of over 14,336 hectares of land in a region of northern Alberta known as Peace River.

Section 9-Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(a)	Financial Statements of business acquired.	Not applicable
(b)	Pro forma financial information.	Not applicable
(c)	Exhibits:	Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

STRATA OIL & GAS INC.

By: /s/ Manny Dhinsa

Name: Manny Dhinsa

Title: President

Date:	November 2, 2006